Exhibit 99.1

Evogene Reports Third Quarter 2022 Financial Results

Conference call and webcast: today, November 17, 2022, 9:00 am ET

Rehovot, Israel – November 17, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science based product discovery and development utilizing cutting edge computational biology technologies, across multiple market segments, announced today its financial results for the third quarter, ended September 30, 2022.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “Reviewing our developments in 2022, the activities of Evogene and our subsidiaries are advancing well, and we have met important milestones.  Each one, whose technology leverages Evogene’s AI tech engines, is generating significant value for the Evogene Group, and I am very pleased with our progress.

“An example for such milestone progress can be seen in our clinical trial for subsidiary Biomica’s microbiome-based immuno-oncology drug candidate, which was launched earlier this year and developed using Evogene’s MicroBoost AI tech engine. In recent weeks, we progressed to our third patient out of twelve, and we aim to have our first data readout in spring 2023, as these first few patients conclude their treatment programs. Another important milestone achieved recently by our subsidiary Lavie Bio, was the submission of the registration package to the U.S. Environmental Protection Agency in October, for its novel bio-fungicide product, developed using Evogene’s MicroBoost AI tech engine. We expect this process to take around 18 months. Our goal is a soft launch for the 2024 growing season, pending the regulatory approval.”

Continued Mr. Haviv, “In these challenging times in the capital markets, it's important to emphasize that we maintain a strong consolidated cash position of approximately $38 million, which based on our business plan, we expect will be enough to take us towards late 2024. Furthermore, with the strategic steps we continue to pursue, the fundraising at our subsidiary level, as well as the collaborations with non-dilutive payments, we believe we will extend this runway out further.

“The strategic collaboration and $10 million investment in the quarter by ICL, a leading specialty minerals company, into our subsidiary, Lavie Bio, is a great example of the successful execution of this strategy. It brought a new and additional source of capital to that subsidiary, it brought a value-adding partner to the subsidiary, which has a strong share in the ultimate success and upside in that subsidiary, and it also demonstrated the inherent financial value of the subsidiary and ultimately Evogene’s share in it. We continue to work hard in identifying additional value-adding partners and investors and bringing them into our subsidiaries.”

Added Mr. Haviv, “In parallel, we continue to pursue collaborations which can add new revenue streams for both Evogene and its subsidiaries, built upon the successful products all developed using Evogene’s underlying AI tech-engines. A recent example for this strategy was the announcement made by our subsidiary Casterra, focusing on castor seed technology development. They signed a royalty agreement with Zambian company, Titan, for sales of castor oil produced by Titan, which are based on Casterra's castor seeds and developed using Evogene's GeneRator AI tech engine.

“Another collaboration we are proud of was announced by our subsidiary Canonic, developing cannabis products, leveraging Evogene’s GeneRator AI tech engine. They announced a new licensing and royalty agreement signed with GroVida, a Portuguese cannabis cultivation company, in European markets for two of our new cannabis lines. Europe is a first and key target market for Canonic beyond our local market in Israel, with total medical cannabis market sales estimated at approximately €400 million.”

Concluded Mr, Haviv, "These represent some of the initial fruits of our focus on this strategy and I look forward to further such deals in the coming months."

Consolidated Financial Results Summary

Cash position: Evogene continues to maintain a solid financial position for its activities with approximately $38 million in consolidated cash, cash equivalents and marketable securities as of September 30, 2022.  Approximately $11.9 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

During the third quarter, the consolidated cash usage was approximately $7.3 million, or approximately $4.7 million, excluding Lavie Bio.

Revenues: Revenues for the third quarter of 2022 were $466 thousand, in comparison to $151 thousand in the same period the previous year and were primarily due to revenues recognized per the collaboration agreement of Evogene’s subsidiary AgPlenus with Corteva.

R&D expenses for the third quarter of 2022, which are reported net of non-refundable grants received, were $5.0 million, in comparison to $5.8 million in the same period the previous year. The main contributors to R&D expenses were Lavie Bio's activities supporting the production and commercialization of its inoculant product and Evogene’s ongoing development of its technology engines.

Business Development expenses were approximately $0.9 million for the third quarter of 2022, in comparison to $0.8 million in the same period the previous year.

General and Administrative expenses were $1.6 million in the third quarter of 2022, in comparison to $2.0 million in the same period in the previous year.

Operating loss: Operating loss for the third quarter of 2022 was $7.1 million in comparison to $8.6 million in the same period in the previous year.

Financing expenses for the third quarter of 2022 were $61 thousand, in comparison to financing income of $221 thousand in the same period in the previous year. The difference between periods was mainly due to U.S. Dollar and New Israeli Shekel exchange rate differences between periods and a change in the value of marketable securities.

Net loss: Net loss for the third quarter of 2022 was $7.2 million, in comparison to a net loss of $8.3 million in the same period in the previous year.

***

Conference Call & Webcast Details:

Date: November 17, 2022

Time: 9:00 am ET; 16:00 Israel time

Dial-in numbers:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast & Presentation link available at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

The Company's investor presentation can be viewed at the above link, which is in the investor relations section of the company website.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expectations with respect to value creation and potential funding options, including through its subsidiaries, untapped potential and value, including the potential to establish new activities that can benefit from Evogene’s technology, its and its subsidiaries’ expected timing for trials and studies, expected product advancements, pipelines, commercializations, collaborations and value-adding partners, sales, launches, milestones, target markets and their sizes, the sufficiency of its cash runway to meet its business plan and strategic goals through late 2024 or further, and the potential advantages of its technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: ir@evogene.com Tel: +1 212 378 8040

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2022	2021
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$31,860	$32,325
Marketable securities	6,090	18,541
Short-term bank deposits	-	3,000
Trade receivables	452	281
Inventories	165	92
Other receivables and prepaid expenses	2,205	2,651

	40,772	56,890
LONG-TERM ASSETS:
Long-term deposits	21	25
Right-of-use-assets	1,639	2,109
Property, plant and equipment, net	2,571	2,073
Intangible assets, net	14,385	15,207

	18,616	19,414

	$59,388	$76,304
CURRENT LIABILITIES:
Trade payables	$977	$1,463
Employees and payroll accruals	2,324	2,662
Lease liability	884	974
Liabilities in respect of government grants	94	89
Deferred revenues and other advances	360	175
Other payables	944	1,519

	5,583	6,882
LONG-TERM LIABILITIES:
Lease liability	1,043	1,695
Liabilities in respect of government grants	4,464	4,307
Convertible SAFE	10,000	-

	15,507	6,002
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,215,944 shares as of September 30, 2022 and 41,170,168 shares as of December 31, 2021	234	234
Share premium and other capital reserves	261,052	260,488
Accumulated deficit	(230,709)	(207,069)

Equity attributable to equity holders of the Company	30,577	53,653

Non-controlling interests	7,721	9,767

Total equity	38,298	63,420

	$59,388	$76,304

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited

Revenues	$1,015	$619	$466	$151	$930
Cost of revenues	545	500	120	101	767

Gross profit	470	119	346	50	163

Operating expenses:

Research and development, net	16,039	15,109	4,996	5,826	21,125
Business development	2,765	2,018	895	776	2,738
General and administrative	4,825	5,253	1,552	2,004	7,253

Total operating expenses	23,629	22,380	7,443	8,606	31,116

Operating loss	(23,159)	(22,261)	(7,097)	(8,556)	(30,953)

Financing income	679	997	194	380	1,935
Financing expenses	(3,498)	(1,078)	(255)	(159)	(1,414)

Financing income (expenses), net	(2,819)	(81)	(61)	221	521

Loss before taxes on income	(25,978)	(22,342)	(7,158)	(8,335)	(30,432)
Taxes on income	45	19	5	8	13

Loss	$(26,023)	$(22,361)	$(7,163)	$(8,343)	$(30,445)

Attributable to:
Equity holders of the Company	(23,640)	(20,422)	(6,544)	(7,610)	(27,793)
Non-controlling interests	(2,383)	(1,939)	(619)	(733)	(2,652)

	$(26,023)	$(22,361)	$(7,163)	$(8,343)	$(30,445)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.57)	$(0.51)	$(0.16)	$(0.19)	$(0.69)

Weighted average number of shares used in computing basic and diluted loss per share	41,202,049	40,184,407	41,215,944	40,847,117	40,433,303

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Cash flows from operating activities

Loss	$(26,023)	$(22,361)	$(7,163)	$(8,343)	$(30,445)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,117	985	400	313	1,302
Amortization of intangible assets	822	697	245	235	932
Share-based compensation	895	1,872	65	783	2,609
Pre-funded warrants issuance expenses	-	212	-	-	-
Net financing expenses (income)	3,128	(363)	(11)	(346)	(884)
Decrease in accrued bank interest	7	15	-	5	11
Loss from derecognition of property, plant and equipment	-	-	-	-	121
Taxes on income	45	19	5	8	13

	6,014	3,437	704	998	4,104
Changes in asset and liability items:

Decrease (increase) in trade receivables	(171)	71	(341)	57	(59)
Decrease (increase) in other receivables	443	1,428	(20)	421	637
Increase in inventories	(73)	-	(3)	-	(92)

Increase (decrease) in trade payables	(600)	987	(428)	632	625
Increase (decrease) in employees and payroll accruals	(338)	(174)	(60)	144	127
Increase (decrease) in other payables	(586)	24	7	302	290
Increase (decrease) in deferred revenues and other advances	185	(47)	344	(26)	128

	(1,140)	2,289	(501)	1,530	1,656

Cash received (paid) during the period for:

Interest received	118	245	38	100	297
Interest paid	(356)	(225)	(129)	(87)	(315)
Tax paid	(34)	(19)	(5)	(8)	(13)

Net cash used in operating activities	$(21,421)	$(16,634)	$(7,056)	$(5,810)	$(24,716)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(972)	$(587)	$(225)	$(180)	$(847)
Proceeds from sale of marketable securities	12,352	1,017	203	611	4,395
Purchase of marketable securities	(659)	(21,404)	-	(414)	(23,114)
Withdrawal from (investment in) bank deposits	3,000	(1,600)	-	(1,600)	(1,000)

Net cash provided by (used in) investing activities	13,721	(22,574)	(22)	(1,583)	(20,566)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	-	29,582	-	1,660	29,582
Proceeds from exercise of options	7	476	-	16	484
Repayment of lease liability	(366)	(437)	126	(121)	(580)
Proceeds from government grants	89	792	59	412	824
Repayment of government grants	(31)	(34)	(17)	(14)	(34)
Convertible SAFE	10,000	-	10,000	-	-

Net cash provided by financing activities	9,699	30,379	10,168	1,953	30,276

Exchange rate differences - cash and cash equivalent balances	(2,464)	233	(97)	318	1,102

Increase (decrease) in cash and cash equivalents	(465)	(8,596)	2,993	(5,122)	(13,904)

Cash and cash equivalents, beginning of the period	32,325	46,229	28,867	42,755	46,229

Cash and cash equivalents, end of the period	$31,860	$37,633	$31,860	$37,633	$32,325

Significant non-cash activities

Acquisition of property, plant and equipment	$146	$59	$80	$17	$32
Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$19	$775	$(11)	$775	$841

Exercise of pre-funded warrants	-	-	-	-	$4,365